

May 30, 2018

By E-Mail

Eric Hovde
Hovde Capital Advisors LLC
122 West Washington Avenue
Suite 350
Madison, WI 53703

>   **Re: Owens Realty Mortgage, Inc.**
>   **Response Letter to Comments issued May 11, 2018 relating to Soliciting**
>   **Materials filed pursuant to Rule 14a-12 by Financial Institution**
>   **Partners III, LP et. al.**
>   **Filed on May 24, 2018**
>   **File No. 001-35989**

Dear Mr. Hovde:

We have reviewed your responses and have the following comments.

Response Letter filed May 24, 2018

1.   We reissue prior comment 3. We do not believe you have provided sufficient support for the statements referenced in our prior comment. With respect to the first statement in our prior comment, your response implies, without stating, that as a result of perceived conflicts of interest in the board of directors, the disinterested directors were the only directors to vote on matters relating to the management agreement with OFG. We do not believe you have provided support for the second and third statement in our prior comment.

Please direct any questions to me at (202) 551-3619.

>   Sincerely,
>
>   /s/ Daniel F. Duchovny
>   Daniel F. Duchovny
>   Special Counsel
>   Office of Mergers and Acquisitions